SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
(AMENDMENT NO. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.

(Name of Subject Company (Issuer))

Rx Acquisition Corporation
a wholly owned subsidiary of
ICN Pharmaceuticals, Inc.
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

762537108
(CUSIP Number of Class of Securities)

Gregory Keever, Esq.
Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

with a copy to:
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$167,440,000	$13,545.90

*     Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash. As of May 12, 2003, there were 150,000,000 shares of common stock of the Company outstanding, of which 120,100,000 shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,000 shares of common stock of the Company.

**   The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	13,545.90	Filing Party:	ICN Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	June 10, 2003

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURES
INDEX TO EXHIBITS
COMPLAINT OF MAXINE PHILLIPS ET AL.
MATERIALS DISCUSSED AT THE JUNE 30, 2003 MEETING

     This Amendment No. 6 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on June 10, 2003 by ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), relating to the Offer (as defined below) to purchase all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 11. Additional Information.

     Section (a)(5) of Item 11 is amended and supplemented as follows: On June 27, 2003, individual stockholders filed a complaint in the Delaware Chancery Court seeking declaratory relief upholding the Company’s previously disclosed stockholder rights plan (the “Rights Plan”). Plaintiffs purport to bring the action as a class action lawsuit on behalf of all of the Company’s stockholders, except ICN and any related or affiliated person or entity, against ICN. In addition to a declaratory judgment upholding the Rights Plan and declaring its terms valid, plaintiffs seek an award of costs and disbursements of the action, including a reasonable allowance for the fees and expenses of their attorneys and experts. Plaintiffs have also moved to consolidate this action with ICN’s action, filed in the Delaware Chancery Court on June 25, 2003, against the Company, Daniel J. Paracka, Santo J. Costa, Gregory F. Boron, James Pieczynski and Andre Dimitriadis, directors of the Company, which, among other things, challenges the Rights Plan, and alleges both breach of contract on the part of the Company, and breach of fiduciary duty on the part of the named directors as a result of their adoption of the Rights Plan.

     Section (b) of Item 11 is amended and supplemented as follows: On June 30, 2003, representatives of each of ICN and the Company met to discuss ICN’s views as to the Company’s business and prospects. Representatives of Goldman, Sachs & Co., financial advisor to ICN, and Morgan Stanley & Co. Incorporated, financial advisor to the Company, were also present at the meeting. The materials discussed at the meeting are attached as Exhibit (a)(5)(xiii) hereto and are incorporated herein by reference.

Item 12. Exhibits.

(a)(5)(xii)	Complaint of Maxine Phillips et al. against ICN Pharmaceuticals, Inc. filed in the Court of Chancery in the State of Delaware on June 27, 2003.

(a)(5)(xiii)	Materials discussed at the meeting held on June 30, 2003.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

By:	/s/ Robert W. O’Leary

Name: Robert W. O’Leary Title: President

ICN PHARMACEUTICALS, INC.

By:	/s/ Timothy C. Tyson

Name: Timothy C. Tyson Title: President and Chief Operating Officer

Date: June 30, 2003

INDEX TO EXHIBITS

(a)(5)(xii)	Complaint of Maxine Phillips et al. against ICN Pharmaceuticals, Inc. filed in the Court of Chancery in the State of Delaware on June 27, 2003.

(a)(5)(xiii)	Materials discussed at the meeting held on June 30, 2003.